Lost Spirits Distillery Inc.

Financial Statements as of and for the years ended

December 31, 2020 and 2019,

Lost Spirits Distillery Inc. (Erstwhile, Lost Spirit Distillery LLC)

AUDITED

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
Lost Spirits Distillery, Inc.
Las Vegas, NV

Opinion

We have audited the financial statements of Lost Spirits Distillery, Inc., which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Lost Spirits Distillery, Inc., as of December 31, 2020, and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Lost Spirits Distillery, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Lost Spirits Distillery, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Lost Spirits Distillery, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Lost Spirits Distillery, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

<u>Going Concern</u>

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 28, 2022
Los Angeles, California

ASSETS

Current Assets:

Cash & cash equivalents	$	100,200	$	124,232
Account receivables, net		4,100		4,804
Inventories		216,243		117,417
Prepaids and other current assets		127,107		126,755
Total current assets		447,650		373,208
Property and Equipment, net		2,050,909		1,288,306
Total assets	**$**	**2,498,559**	**$**	**1,661,514**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Account Payables	$	362,640	$	252,166
Credit Cards		60,638		6,755
Accrued expenses		93,043		121,688
Deferred Rent		247,799		5,621
Deferred Revenue		392,214		434,182
Loans payable		389,676		399,153
Current portion of long term debt		13,889		-
Total current liabilities		1,559,899		1,219,565
Tenant allowance liability		422,932		-
Non-qualified stock option deposits		374,558		374,558
Long term loans payable		732,179		141,548
Reactor fee		7,500		7,500
Total liabilities		**3,097,068**		**1,743,171**

MEMBERS CAPITAL/SHAREHOLDERS DEFICIT

Members equity		-		3,275,346
Common Stock		1,707		-
Additional Paid in Capital		5,186,253		-
Retained earnings/(Accumulated Deficit)		(5,786,469)		(3,357,003)
Total stockholders' equity		**(598,509)**		**(81,657)**
Total liabilities and stockholders' equity	**$**	**2,498,559**	**$**	**1,661,514**

See accompanying notes to the financial statements

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net sales	$ 849,495	$ 1,589,565
Cost of revenues	187,690	338,738
Gross profit	661,805	1,250,827
Operating expenses		
General and administrative	2,873,933	2,850,136
Sales and marketing	117,724	195,775
Research and Development	38,367	29,088
Total operating expenses	3,030,024	3,074,999
Operating income/(loss)	(2,368,219)	(1,824,172)
Interest expense	33,564	39,481
Other Loss/(Income)	10,568	(49,175)
Income/(Loss) before provision for income taxes	(2,412,351)	(1,814,478)
Provision/(Benefit) for income taxes	17,115	19,400
Net income/(Net Loss)	$ (2,429,466)	$ (1,833,878)

See accompanying notes to the financial statements

	Member's Equity	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Members' Equity/ Stockholders' Deficit
Balance - December 31, 2018	$ 2,102,704	-	$ -	$ -	$ (1,523,125)	$ 579,579
Net Loss	$ -	-	-	-	(1,833,878)	(1,833,878)
Members' Contribution	$ 585,408	-	-	-	-	585,408
Conversion of Units	$ 587,234	-	-	-	-	587,234
Balance - December 31, 2019	$ 3,275,346	-	$ -	$ -	$ (3,357,003)	$ (81,657)
Converion of Members' Equity	$ (3,275,346)	15,286,700	1,529	3,273,817		-
Net Loss	-	-	-	-	(2,429,466)	(2,429,466)
Regulation CF Offering	-	815,589	82	995,019	-	995,100
Regulation D Offering	-	962,097	96	917,418	-	917,514
Balance - December 31, 2020	$ -	17,064,386	$ 1,707	$ 5,186,253	$ (5,786,469)	$ (598,509)

See accompanying notes to the financial statements

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (2,429,466)	$ (1,833,878)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	174,551	143,586
Loss on disposal of fixed assets		725,074
Changes in operating assets and liabilities:		
Account receivables, net	705	23,003
Inventories	(98,826)	(32,565)
Prepaid expenses and other current assets	(352)	(41,769)
Other receivables	-	(70,814)
Account Payables and other accrued expenses	135,712	245,801
Deferred rent	242,178	-
Deferred revenue	(41,968)	353,670
Tenant allowance liability	422,932	-
Debt issuance costs and other current liabilities	(42,946)	90,484
Net cash provided/(used) by operating activities	(1,637,480)	(397,408)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(937,155)	(1,484,215)
Net cash provided/(used) in investing activities	(937,155)	(1,484,215)
CASH FLOW FROM FINANCING ACTIVITIES		
Cash received from loans, net	37,866	138,462
Cash received from member loans, net	(84,397)	116,578
cash received from SBA loans, net	684,520	-
Contributions and distributions from investors, net	1,912,614	1,172,642
Net cash provided/(used) by financing activities	2,550,603	1,427,682
Change in cash	(24,032)	(453,941)
Cash—beginning of year	124,232	578,173
Cash—end of year	100,200	124,232
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	33,564	39,481
Cash paid during the year for income taxes	17,115	19,400
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	-	-
Issuance of equity in return for note	-	-
Issuance of equity in return for accrued payroll and other liabilities	-	-

See accompanying notes to the financial statements

1.   NATURE OF OPERATIONS

Lost Spirits Distillery LLC ("the Company" or "Lost Spirits') was formed on July 23, 2010. The company is in the business of manufacturing and sales of alcoholic beverages through its own distillery plant and gift shop located in Los Angeles. It also runs a boutique restaurant in the name of 'Fish or Flesh' in LA. The company has won many prestigious awards in the liquor industry for innovation, and creativity in the alcohol manufacturing and distribution business. In the retail space, Lost Spirits sells its products through its giftshop, restaurant, and distillery in Los Angeles and online through its website, www.lostpsirits.net. Its products are also available for sale to wholesellers through a third-party factoring house named 'Millennium Funding'. As of May 2021, company is in the process of launching its second distillery and retail facility in Area15, Las Vegas.

In October 2019, LSD AcqSub LLC ('Merger Sub'), a 100% Subsidiary of Lost Spirit Distillery Inc. (then 'Lost Spirit Distillery LLC') was merged with Lost Spirit Technology LLC ('LST LLC' or 'The Surviving Company'). LST LLC is a 100% subsidiary of LSD Inc. In other words LSD Inc. is the sole member of LST LLC.

Upon Merger all property, rights, privileges, immunities, powers, franchises, licenses and authority of the surviving company and ,erger Sub vested in LST LLC. And all debts, liabilities, obligations, restrictions and duties of each of LST LLC and Merger Sub became the debts, liabilities, obligations, restrictions and duties of LST LLC.

Further upon merger, each Class A Unit and Class B Unit of LST LLC was issued and outstanding immediately prior to the date of merger were converted into the right to receive corresponding Class A Units and Class B Units of then LSD LLC's membership interests with a conversion ratio of one Class A Unit or one Class B Unit in LST LLC, as applicable, equaling 2.53967 Class A Units or Class B Units of then LSD LLC's membership interests, as applicable, so that, each member of LST LLC (LSD LLC being the sole member) will be issued the Class A Units or Class B Units of LSD LLC's membership interests. All intercompany transactions and balances have been eliminated upon   merger.

Further, on January 21, 2020 – Lost Spirits Distillery LLC, a California limited liability company, was converted into Lost Spirit Distillery Inc., a corporation organized and existing under the laws of the State of Delaware. At the date of conversion, by virtue of the Conversion the Members, or the stockholders of the Corporation, all of the membership units in the LLC outstanding immediately prior to the conversion date were converted into and exchanged for newly and validly issued, fully paid, and nonassessable shares of common stock of the Corporation. Lost Spirits Distillery LLC, membership units are exchanged into shares of Lost Spirits Distillery Inc. Common Stock upon the conversion based upon the Class A membership units being converted to 381:1 and Class B membership units 285:1.

The financial statements of Lost Spirit Distillery Inc., as of Dec 31, 2020, represent the consolidated/merged financial statements of Lost Spirit Distillery Inc. post-merger and conversion activities. The merger and conversion did not impact the financial balances of the LSD Inc.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Inventories

Inventory includes finished goods and raw materials in the form of agricultural commodities used in the production process.

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using a first-in-first-out method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives (fifteen years) or term of the related lease.

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the accompanying Statements of Operations.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes professional fees incurred in connection with patenting its intellectual property, which will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

For the Year ended December 31, 2019, then Lost Spirits LLC, filed form 1065 i.e., partnership return with the IRS. The Company incurred a net loss in year 2019, so no taxes were payable by it. Further, as a partnership firm taxable income or loss and tax credits of the Company were reflected in the personal income tax returns of Lost Spirit LLC's shareholders. Due to net loss position, no provision for federal, state or foreign income taxes was provided in the accompanying financials of the company for year ended December 31, 2019.

As of January 21, 2020, Lost Spirits Distillery Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company from the sale of alcohol, food, and distilling facility tours.

The following table presents the Company's sales disaggregated by major products and services.

Year ended December 31,	2020	2019
Sales		
Tour	$ 507,660	$ 1,189,672
Alcohol	337,911	370,563
Retail	3,924	29,331
Total Sales	**$ 849,495**	**$ 1,589,565**

Cost of sales

Costs of goods sold include the cost of hardware costs, freight and delivery, packaging and etc.

Advertising and Promotion

Advertising and promotion costs are expensed at the time incurred. For the year ended December 31, 2020, and December 31, 2019, the company incurred $117,725 and $195,775, respectively on the Statement of Operations.

Leases

The Company has various operating leases for its lease hold properties used as storage, distilleries, tasting rooms and Restaurants in Los Angeles and Las Vegas locations. The cost of Company's leases that include incentives such as payment escalations or rent abatements are recognized as they are incurred, with deferred rent being recognized at the end of each quarter over the term of the lease. Additionally, inducements received from lessors (if any) are treated as a reduction of costs over the term of the agreement. Company has no Capital leases as of December 31, 2020, and 2019.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 28, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December

15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Raw materials	$ 192,554	$101,106
Gift shop inventory	21,062	13,684
Restaurant inventory	2,627	2,627
Total inventory	**$ 216,243**	**$117,417**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Short-term borrowing

Short term loans consist of the following:

As of December 31,	2020	2019
Paypal working capital	$ 121,782	$ 164,728
Square Working Capital	75,756	75,756
SBFS LLC	115,385	138,462
Kabbage	10,943	-
Melrose Fairfax	50,000	-
SBA - PPP	184,520	-
Member Loans Payable	15,811	20,208
Total current loans payable	**$ 574,196**	**$ 399,153**

Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid expense	$ 9,500	$ 43,970
Reserve from factor	(2,904)	(1,575)
Security deposits	120,330	84,180
Due from LST (affiliate)	181	181
Total Prepaids and other current assets	$ 127,107	$ 126,755

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued payroll liabilities	$ 42,499	$ 74,321
Square gift cards	1,040	-
accrued tax liabilities	49,503	47,368
Total other current liabilities	**$ 93,043**	**$ 121,689**

5. PROPERTY AND EQUIPMENT

Property and equipment of the company (less accumulated depreciation) as of December 31, 2020, and 2019 consisted of the following:

As of December 31,	2020	2019
Chairman leasehold improvements	$ 177,004	$ 177,004
Vernon leasehold improvements	420,552	420,552
Other leasehold improvements	109,256	109,256
Furniture & fixtures	11,490	6,018
Décor	41,692	38,315
Large tools & equipment	117,202	46,363
Distillery	354,189	318,811
Reactor	140,490	140,490
Bus buildout	166,719	155,865
Holograms	3,655	3,655
Restaurant	122,416	2,888
Construction in progress	799,632	107,926
	2,464,298	1,527,143
Accumulated depreciation	(413,389)	(238,838)
Property & equipment, net	$ 2,050,909	$ 1,288,306

Depreciation and amortization expense related to property and equipment amounted to $174,551 and $143,586 for the year ended December 31, 2020, and December 31, 2019, respectively.

On January 19, 2019, a fire occurred at the Los Angeles Distillery of the Company due to self-combustion of old stain rags stored at the site. Asset write-off of $725,074 under large tools and Equipment was made against the Insurance receipt of $774,192, resulting in other income of $49,118 on the Statement of Operations for the year ended December 31, 2019.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's articles of incorporation authorize the issuance of 22,000,000 shares at $0.0001 per share. As of December 31, 2020, there were 17,064,386 shares were issued and outstanding.

During the year ended December 31, 2020, the Company through Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") is also known as Regulation CF raised $995,100, net of $74,900 offering fees, through a subscription agreement in which Lost Spirits Distillery Inc., a Delaware corporation, is offering shares of the Company's common stock, par value $0.0001 per share. The purpose of the capital was to fund Vegas location expansion, a portion of the capital was also used to meet the working capital needs of the Company.

During the year ended December 31, 2020, the Company through Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") is also known as Regulation D raised $917,514 through a subscription agreement in which Lost Spirits Distillery Inc., a Delaware corporation, is offering shares of the Company's common stock, par value

$0.0001 per share. The purpose of the capital was to fund Vegas location expansion, a portion of the capital was also used to meet the working capital needs of the Company.

7. DEBT

As of December 31, 2020, and December 31, 2019 - the Company has the following sources of funds available from Long Term sources:

As of December 31,	2020	2019
Member & other notes payable	$ 61,548	$141,548
SBA disaster loan	500,000	-
Paycheck protection plan loan	184,520	-
Total other current liabilities	**$746,068**	**$141,548**

Members and Other Notes Payable

The Company has issued Convertible Notes to its members and others at various times amounting to $61,548 and $141,548, for the year ended December 31, 2020, and 2019, respectively.

The purpose of the capital obtained by the way of issue of these notes is to fund the working capital needs of the Company as well as pursue the expansion plans that the Company has for launch of second location at Area15, Las Vegas.

Conversion Price: On the Maturity Date (unless the Maturity Date occurs because of a Liquidation Event), the outstanding principal balance and any unpaid accrued interest on these notes will automatically convert into shares of the Company's Common Stock at a conversion price equal to $1.22 per share, subject to appropriate adjustments, should the Company declare a stock dividend, stock split, combination, or other similar recapitalization with respect to its Common Stock.

Repayment: Unless otherwise converted as provided above, all unpaid principal together with the unpaid and accrued amounts payable shall be due and payable on the earliest of (i) the final closing of the sale of the Company's Common Stock, $0.0001 par value per share under the Company's crowdfunding offering, (ii) the occurrence of an 'Event of Default', or (ii) the occurrence of a Liquidation Event (the earliest date of which being the "Maturity Date").

Interest rate: A simple interest at the rate of 0.12% per annum is payable on the outstanding principal amount from the date of issuance of note until payment in full. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

SBA Disaster Loan

The Company, entered into promissory notes with the Small Business Administration ("SBA") for a Economic Injury Disaster Loan in the amount of $500,000 on March 28, 2020. The Loan contain certain covenants which, among other things, restrict the borrower's use of the proceeds of the loan to working capital in order to alleviate economic injury caused by disaster. The loan bears interest at 3.75% per annum and matures 30 years from the date of the promissory Notes. In addition, payments will begin 12 months from the date of the promissory Note.

Paycheck Protection Plan Loan

The Company, entered into promissory notes ("PPP Loans") in the amount of $184,520 with Bank of America on May 4th, 2020, under the Paycheck Protection Program ("PPP"). The PPP Loans contain certain covenants which, among other things, restrict the borrower's use of the proceeds of the PPP Loans to the payment of payroll costs, interest on mortgage obligations, rent obligations and utility expenses, and require compliance with all other loans or other agreements with any creditor of the borrower, to the extent that a default under any loan or other agreement would materially affect the borrower's ability to repay the PPP Loans and limit the ability of the borrower to make certain changes to its ownership structure.

The PPP Loans bear interest at 1% per annum and mature in twenty-four months from the date of disbursement of funds. Under certain circumstances, all or a portion of the PPP Loans may be forgiven, however, there can be no assurance that any portion of the PPP Loans will be forgiven, and the Company would not be required to repay the PPP Loans in full. If the PPP Loans are forgiven in full, no interest and principal payments will be required. Interest and principal payments under the PPP Loans will be deferred until such time the amount of forgiveness is determined. The Company has submitted required paperwork requesting loan forgiveness.

8.   NON-QUALIFIED STOCK OPTION DEPOSITS

A sum of $374,558 has been raised by the way of Non-Qualified Stock Option sale by the Company. The options have been sold by the way of private placement, exempt from Federal and State securities registration and stay unregistered

with the SEC. They are not transferable unless subject to an effective registration statement being filed with the SEC and the applicable State regulator.

Each unit of option is sold at an exercise price of $333 per option, of which $332.94 is payable at the time of purchase of the option and balance $.06 per option is payable on the date of Exercise.

These Options are non-qualified option and are not intended to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code") or any section or sections of future legislation that amend, supplement or supersede that section.

No interest is payable by the Company on these deposits.

9.   EMPLOYEE BENEFIT PLAN

The Company has established a health plan covering employees after certain eligibility requirements are met. Amounts charged to Payroll expenses for employer contributions, net of recoveries related to the plans totaled $52,416 and $47,412 for the year ended December 31, 2020, and 2019, respectively.

10.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020, and December 31, 2019, consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	(510,188)	-
Valuation Allowance	510,188	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	(510,187.9)	-
Valuation Allowance	510,187.9	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020, and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,429,466, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,429,466. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

For the year ended December 31, 2020, an equity stakeholder in the Company made an interest free loan of $50,000 to the Company to be used for Company's Working Capital needs. This loan is due to be re-paid in full by August 2021.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

Leases: The Company leases facilities under long-term operating lease agreements ranging from 1.5 years to up to ten years. The facility leases contain escalation clauses and are expensed on actual basis.

The annual minimum rent payments under all non-cancellable leases are as follows:

Year ended December 31,		2020
2021	$	2,729,790
2022		2,653,008
2023		2,591,805
2024		2,448,115
2025		2,400,000
Thereafter		12,000,000
Total	$	24,824,738

Rent expenses were in the amount of $432,567 and $400,081 for the years ended December 31, 2020, and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 28, 2022, which is the date the financial statements were available to be issued.

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic and the virus has continued to spread throughout the United States. The full impact of the virus cannot be reasonably estimated at this time due to uncertainty as to its severity and duration. The Company continues to monitor the situation closely and may implement measures to provide financial flexibility. This pandemic has affected the sales of the Company in year 2020 and 2021, due to lock down measures imposed by the State and Federal agencies from time to time. Like all other business at this time, the Company is closely monitoring the situation, assessing the impact and implementing measures to stay afloat and is positive to come out of this global situation stronger with the launch of its second location at Area15, Las Vegas. The launch has been delayed from year 2020 to 2021, However, given the improving economic situation, and continuous efforts of the business team, the Company expects to be able to launch its second location in summer of 2021.

On February 2, 2021, the Company entered into a Paycheck Protection Program Promissory Note and Agreement (the "PPP Loan Agreement") with Bank of America under the Paycheck Protection Program ("PPP") established under the Coronavirus Aid, Relief and Economic Security ("CARES") Act to receive loan proceeds of $184,520 (the "PPP Loan").

The PPP Loan matures on February 2, 2026, and bears interest at a fixed rate of 1.00% per annum. Under the terms of the PPP, all or a portion of the principal may be forgiven if the PPP Loan proceeds are used for qualifying expenses as described in the CARES Act, such as payroll costs, benefits, rent, and utilities. No assurance is provided that the Company will obtain forgiveness of the PPP Loan in whole or in part. With respect to any portion of the PPP Loan that is not forgiven, the PPP Loan will be subject to customary provisions for a loan of this type, including customary events of default relating to, among other things, payment defaults and breaches of the provisions of the PPP Loan Agreement.

The Company during Q1 2021 through Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") is also known as Regulation D raised approximately $725,460 through a Subscription agreement in which Lost Spirits Distillery Inc., a Delaware corporation, is offering shares of the Company's common stock, par value $0.0001 per share.

During April and May 2021, the Company entered into various convertible promissory notes with third parties in the amount of $1,492,000. These notes bear interest at .12% per annum. The company will pay interest on the maturity date. At any time before or after the Maturity date (unless previously repaid or if the Maturity Date occurs because of a Liquidation Event), the holder may elect to convert the outstanding principal balance and any unpaid accrued interest of the notes into shares of Common Stock of the Company.

On July 15, 2021, the Company entered into convertible promissory notes with a third party in the amount of $3,000,000 The note bears interest at 6.0% per annum. The Company will pay interest on the maturity date. At any time before or after the Maturity Date (unless previously repaid or if the Maturity Date occurs because of a Liquidation Event), the holder may elect to covert the outstanding principal balance and any unpaid accrued interest of this note into shares of Common Stock of the Company.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $5,786,469, an operating cash flow loss of $1,637,480. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.